Exhibit 99.5
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2023 of Sandstorm Gold Ltd. of our report dated February 15, 2024, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 incorporated by reference in this Annual Report on Form 40-F.
We also consent to the incorporation by reference in the Registration Statement No. 333-267554 on Form F-10 of Sandstorm Gold Ltd. of our report dated February 15, 2024 referred to above. We also consent to the reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form filed as Exhibit 99.1 incorporated by reference in this Annual Report on Form 40-F, which is also incorporated by reference in such Registration Statement.

Date: March 27, 2024	/s/PricewaterhouseCoopers LLP
Chartered Professional Accountants
Vancouver, Canada